VIA EDGAR

November 1, 2006

SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, DC  20549

RE:	Metropolitan West Funds - File No. 811-07989

To the Staff of the Commission:

On behalf of Metropolitan West Funds (the "Trust"), enclosed for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "Act"), are the following documents:

1.	A duplicate of an endorsement to the Trust's Investment
Company Asset Protection Bond (the "Fidelity Bond") issued by Federal Insurance Company which increases the limit of Fidelity Bond No. 81522295 from $2,100,000 to
$2,500,000 effective May 25, 2006; and

2.	A copy of the resolutions adopted at the meeting of the
Board of Trustees held on September 25, 2006, at which a majority of the Trustees who are not "interested persons" of the Trust as defined by Section 2(a)(19) of the Act, ratified the form and current amount of Fidelity Bond coverage.

An additional premium in the amount of $865.00 was paid by the Trust for this increase in coverage.

Should you have any questions, please contact Jeremy Steich at (610)
382-8662.

Respectfully Submitted,

/s/ Jeremy Steich
Jeremy Steich

cc:	E. Cuellar (MetWest)



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                       FEDERAL INSURANCE COMPANY

                                                   Endorsement No. 4
                                                   Bond Number: 81522295

NAME OF ASSURED: METROPOLITAN WEST FUNDS


                      REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE                               SINGLE LOSS
                                              LIMIT OF        DEDUCTIBLE
                                              LIABILITY       AMOUNT

1. Employee                                   $2,500,000.     $10,000.
2.On Premises                                 $2,500,000.     $10,000.
3.In Transit                                  $2,500,000.     $10,000.
4.Forgery or Alteration                       $2,500,000.     $10,000.
5.Extended Forgery                            $2,500,000.     $10,000.
6.Counterfeit Currency                        $2,500,000.     $10,000.
7.Threats to Person                           Not Covered       N/A
8.Computer System                             $2,500,000.     $10,000.
9.Voice Initiated Funds Transfer Instruction  $2,500,000.     $10,000.
10. Uncollectible Items of Deposit            $   50,000.     $10,000.
11. Audit Expense                             $   50,000.     $10,000.

This Endorsement applies to loss discovered after 12:01 a.m. on May 25, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 21, 2006                       By /s/ Robert Hamburger
                                          Authorized Representative



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                       RESOLUTIONS FROM MINUTES OF
       THE BOARD OF TRUSTEES MEETING HELD ON SEPTEMBER 25, 2006:


                   RATIFY CURRENT AMOUNT OF FIDELITY BOND


RESOLVED, that it is the finding of the Trustees at this Meeting, including a majority of the Trustees who are not interested persons of the Trust, that the form of the Mutual Fund Asset Protection Bond written by Federal Insurance Company ("Chubb"), as endorsed May 25, 2006, to increase the aggregate amount of the bond limit to $2,500,000 covering, among others, officers of Metropolitan West Funds, is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under
Section 17(g) of the Investment Company Act of 1940, as amended; and

FURTHER
RESOLVED, that said Fidelity Bond and endorsement be, and each hereby is, ratified and approved; and

FURTHER
RESOLVED, that the actions taken by management in securing said increase in Fidelity Bond, including the payment of the additional premium in the amount of $865.00 be, and they hereby are, ratified and approved; and

FURTHER
RESOLVED, that the appropriate Officer(s) of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and

FURTHER
RESOLVED, that authority if hereby granted to the proper Officer(s) of the Trust to further increase the amount of the Fidelity Bond as deemed necessary, subject to review and ratification by the Board at the next regular quarterly meeting.